SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

(Amendment No. 3)

Sea Pines Associates, Inc.
(Name of the Issuer)

Sea Pines Associates, Inc.
The Riverstone Group, LLC
RG Subsidiary Corporation
William H. Goodwin, Jr.
(Name of Person(s) Filing Statement)

Common Stock (No Par)
(Title of Class of Securities)

811412 10 5
(CUSIP Number of Class of Securities)

Michael E. Lawrence Chief Executive Officer Sea Pines Associates, Inc. 32 Greenwood Drive Hilton Head, South Carolina 29928 (843) 785-3333	Malia O’Connell Flatt, Esq. CCA Industries, Inc. The Riverstone Group, LLC One James Center 901 East Cary Street Richmond, Virginia 23219 (804) 643-4200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

John W. Currie McNair Law Firm, P.A. 1301 Gervais Street P.O. Box 11390 Columbia, South Carolina 29211 (803) 799-9800	Leslie A. Grandis McGuireWoods LLP One James Center 901 East Cary Street Richmond, Virginia 23219 (804) 775-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$23,426,425	$2,968.13

*	The transaction value was based upon the product of 2,756,050 shares of Common Stock and the merger consideration of $8.50 per share.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,968.13	Filing Party:	Sea Pines Associates, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	August 16, 2004

INTRODUCTION

     This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Sea Pines Associates, Inc., a South Carolina corporation (“Sea Pines”), The Riverstone Group, LLC, a Virginia limited liability company (“Riverstone”), RG Subsidiary Corporation, a South Carolina corporation (“Merger Sub”), and William H. Goodwin, Jr. (“Mr. Goodwin,” and together with Sea Pines, Riverstone and Merger Sub, the “Filing Persons”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of July 27, 2004, by and among Sea Pines, Riverstone and Merger Sub, as amended by an Amendment No. 1 to Agreement and Plan of Merger dated as of December 13, 2004 (as amended, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Sea Pines, with Sea Pines being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each outstanding share of Sea Pines common stock (the “Common Stock”), other than shares held by Sea Pines, Riverstone or Merger Sub, will be converted into the right to receive $8.50 in cash.

     The terms and conditions of the Merger Agreement are described in the definitive proxy statement of Sea Pines being filed with the Securities and Exchange Commission concurrently with the filing of this Schedule 13E-3 (the “Proxy Statement”). A copy of the Proxy Statement is filed with this Schedule 13E-3 as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

     The cross reference sheet below is supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required in response to the items of this Schedule 13E-3.

     The information contained in this Schedule 13E-3 concerning Sea Pines, was supplied by Sea Pines. Riverstone, Merger Sub and Mr. Goodwin take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Riverstone, Merger Sub and Mr. Goodwin was supplied by Riverstone, Merger Sub and Mr. Goodwin. Sea Pines takes no responsibility for the accuracy of such information.

     The filing of this statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Sea Pines controls, is controlled by or is under common control with any of Riverstone, Merger Sub, Mr. Goodwin or their respective affiliates or that any of Riverstone, Merger Sub, Mr. Goodwin or their respective affiliates is an “affiliate” of Sea Pines within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

Item 1.      Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.      Subject Company Information.

Regulation M-A Item 1002

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—The Companies” and “THE COMPANIES” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Shareholder Vote” and “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS—Record Date; Voting at the Meeting; Quorum” is incorporated herein by reference.

(c)-(d)	The information set forth in the Proxy Statement under the caption “MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS” is incorporated herein by reference.

(e)-(f)	Not applicable.

Item 3.      Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—The Companies”; “SUMMARY TERM SHEET—Shareholder Vote”; “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS—Required Vote”; “THE COMPANIES” and “ANNEX D—INFORMATION RELATING TO SEA PINES ASSOCIATES, INC., RG SUBSIDIARY CORPORATION AND THEIR DIRECTORS AND OFFICERS AND THE RIVERSTONE GROUP, LLC AND ITS MEMBERS, DIRECTORS AND OFFICERS” is incorporated herein by reference.

Item 4.      Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS—Riverstone’s, Merger Sub’s and William H. Goodwin, Jr.’s Reasons for the Merger”; “SPECIAL FACTORS—Interests of Certain Persons in the Merger”; “SPECIAL FACTORS—Certain Effects of the Merger; Plans or Proposals After the Merger”; “SPECIAL FACTORS—Accounting Treatment”; “SPECIAL FACTORS—Material Federal Income Tax Consequences”; “THE SPECIAL MEETING OF SEA PINES

SHAREHOLDERS—Required Vote”; and “THE MERGER AGREEMENT” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET—The Merger” and “THE MERGER AGREEMENT—Merger Consideration” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET—Dissenters’ Rights” and “DISSENTERS’ RIGHTS” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors” and “SPECIAL FACTORS—Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f)	Not applicable.

Item 5.      Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)(1)-(2)	None

(b)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”; “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET”; “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Interests of Certain Persons in the Merger”; “SPECIAL FACTORS—Redemption of Series A Preferred Shares and Payment of Debentures”; “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS—Record Date; Voting at the Meeting; Quorum”; “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “ANNEX A—AGREEMENT AND PLAN OF MERGER AND AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER” is incorporated herein by reference.

Item 6.      Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Certain Effects of the Merger; Plans or Proposals After the Merger”; “THE MERGER AGREEMENT—Terms of the Merger” and “THE MERGER AGREEMENT—Merger Consideration” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS—Certain Effects of the Merger; Plans or Proposals After the Merger” is incorporated herein by reference.

Item 7.      Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Benefits and Detriments of the Merger to Sea Pines”; “SPECIAL FACTORS—Benefits and Detriments of the Merger to Sea Pines Common Shareholders” and “SPECIAL FACTORS—Riverstone’s, Merger Sub’s and William H. Goodwin, Jr.’s Reasons for the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Fairness of the Merger”; “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS—Benefits and Detriments of the Merger to Sea Pines”; “SPECIAL FACTORS—Benefits and Detriments of the Merger to Sea Pines Common Shareholders” and “SPECIAL FACTORS—Riverstone’s, Merger Sub’s and William H. Goodwin, Jr.’s Reasons for the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET—The Merger”; “SUMMARY TERM SHEET—Fairness of the Merger”; “SUMMARY TERM SHEET—Interests of Certain Persons in the Merger”; “SUMMARY TERM SHEET—Redemption of Series A Preferred Shares and Payment of Debentures”; “SUMMARY TERM SHEET—Tax Consequences”; “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS—Benefits and Detriments of the Merger to Sea Pines”; “SPECIAL FACTORS—Benefits and Detriments of the Merger to Sea Pines Common Shareholders”;

“SPECIAL FACTORS—Riverstone’s, Merger Sub’s and William H. Goodwin, Jr.’s Reasons for the Merger”; “SPECIAL FACTORS—Interests of Certain Persons in the Merger”; “SPECIAL FACTORS—Certain Effects of the Merger; Plans or Proposals After the Merger”; “SPECIAL FACTORS—Redemption of Series A Preferred Shares and Payment of Debentures”; “SPECIAL FACTORS—Material Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 8.      Fairness of the Transaction.

Regulation M-A Item 1014

(a)-(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Fairness of the Merger”; “SUMMARY TERM SHEET— Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger”; “SUMMARY TERM SHEET—Opinion of Financial Advisor”; “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Recommendation of the Board of Directors”; “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS—Opinion of Financial Advisor to Sea Pines”; “SPECIAL FACTORS—Riverstone’s, Merger Sub’s and William H. Goodwin, Jr.’s Reasons for the Merger”; “SPECIAL FACTORS—Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger” and “ANNEX B—FAIRNESS OPINION” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET—Shareholder Vote”; “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors”; and “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS—Required Vote” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Opinion of Financial Advisor to Sea Pines” and “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Fairness of the Merger”; “SPECIAL FACTORS—Background of the Merger”; and “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

Item 9.      Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Opinion of Financial Advisor”; “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS—Opinion of Financial Advisor to Sea Pines”; “SPECIAL FACTORS—Position of Riverstone, Merger Sub and William H. Goodwin, Jr. as to the Fairness of the Merger”; “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”; “WHERE SHAREHOLDERS CAN FIND MORE INFORMATION” and “ANNEX B—FAIRNESS OPINION” is incorporated herein by reference.

Item 10.      Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—Merger Financing and Guarantee”; “SPECIAL FACTORS—Merger Financing and Guarantee” and “SPECIAL FACTORS—Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

Item 11.      Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)	The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)(1)-(5)	Not applicable.

Item 12.      The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET—Shareholder Vote” and “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS—Required Vote” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SPECIAL FACTORS—Background of the Merger”; “SPECIAL FACTORS—Recommendation of the Board of

Directors” and “SPECIAL FACTORS—Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13.      Financial Statements.

Regulation M-A Item 1010

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET—SEA PINES SELECTED HISTORICAL FINANCIAL DATA”; “SUMMARY TERM SHEET—SEA PINES RATIO OF EARNINGS TO FIXED CHARGES” and “FINANCIAL STATEMENTS OF SEA PINES” is incorporated herein by reference.

(b)	Not applicable.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)-(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” and “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS—Solicitation of Proxies” is incorporated herein by reference.

Item 15.      Additional Information.

Regulation M-A Item 1011

(b)	The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16.      Exhibits.

Regulation M-A Item 1016

(a)(2)(i)	The Proxy Statement is incorporated herein by reference.

(a)(2)(ii)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	Opinion of Greenhill & Co., LLC dated July 27, 2004 (included in Annex B to the Proxy Statement and incorporated herein by reference).

(c)(2)	Materials presented by Greenhill & Co., LLC to the Board of Directors of Sea Pines Associates, Inc. on July 27, 2004.*

(c)(3)	Materials presented by PKF Consulting to the Board of Directors of Sea Pines Associates, Inc. on November 19, 2003.*

(c)(4)	Materials presented by Greenhill & Co., LLC to the Board of Directors of Sea Pines Associates, Inc. on April 19, 2004.*

(c)(5)	Appraisal Report of the Harbour Town Golf Links, the Inn at Harbour Town, and the Harbour Town Conference Center at Sea Pines Resort dated June 9, 2003.* (P)

(c)(6)	Appraisal Report of the Ocean and Sea Marsh Golf Courses at Sea Pines Resort dated June 9, 2003.* (P)

(c)(7)	Appraisal Report of Five Tracts Sea Pines Plantation dated June 10, 2003.* (P)

(c)(8)	Opinion of Greenhill & Co., LLC dated February 1, 2005 (included in Annex B to the Proxy Statement and incorporated herein by reference)

(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2004, by and among The Riverstone Group, LLC, RG Subsidiary Corporation and Sea Pines Associates, Inc. (included in Annex A to the Proxy Statement and incorporated herein by reference).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 13, 2004 (included in Annex A to the Proxy Statement and incorporated herein by reference).

(f)	Chapter 13 of the South Carolina Business Corporation Act (included as Annex C to the Proxy Statement and incorporated herein by reference).

(g)	Not applicable.

*Previously Filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SEA PINES ASSOCIATES, INC.

	By:	/s/ Michael E. Lawrence

Michael E. Lawrence
Date: February 10, 2005		Chief Executive Officer

THE RIVERSTONE GROUP, LLC

	By:	/s/ William H. Goodwin, Jr.

William H. Goodwin, Jr.
Date: February 10, 2005		Chief Executive Officer & President

RG SUBSIDIARY CORPORATION

	By:	/s/ William H. Goodwin, Jr.

William H. Goodwin, Jr.
Date: February 10, 2005		Chief Executive Officer & President

/s/ William H. Goodwin, Jr.

Date: February 10, 2005	William H. Goodwin, Jr.